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                                                                    EXHIBIT 99.6
LITE DePALMA GREENBERG & RIVAS, LLC
Bruce D. Greenberg, Esq.
Allya Z. Lite, Esq.
Two Gateway Center, 12th Floor
Newark, New Jersey 07102-5003
(973) 623-3000

WOLF POPPER LLP
Marian P. Rosner, Esq.
Paul O. Paradis, Esq.
845 Third Avenue
New York, New York 10022
(212) 759-4600

Attorneys for Plaintiff

-------------------------------------  x
MAURICE A. STERNS,                     :  SUPERIOR COURT OF NEW JERSEY
                                       :  CHANCERY DIVISION:
                Plaintiff,             :  MERCER COUNTY
                                       :
   -against-                           :  Docket No.
                                       :
FRANCIS R. MCALLISTER, KEVIN  R.       :  Civil Action
MORANO, RICHARD DE J. OSBORNE,         :
DOUGLAS E. MCALLISTER, MICHAEL T.      :
NELLIGAN, MANUEL T. PACHECO, JAMES     :  CLASS ACTION COMPLAINT
WOOD, VINCENT A. CALARCO, JOHN D.      :
ONG, JAMES C. COTTING, DAVID C. GAR    :
FIELD, E. GORDON GEE, JAMES W.         :
KINNEAR, and ASARCO INCORPORATED,      :
                                       :
          Defendants.                  :
                                       :
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     Plaintiff, Maurice A. Sterns, by his attorneys, alleges for his Complaint, upon informa tion and belief, except for paragraph 2 hereof, which is alleged upon personal knowledge, as follows:

                               SUMMARY OF ACTION
                               -----------------

     1. Plaintiff brings this action on behalf of himself and all other public shareholders of defendant Asarco Incorporated ("Asarco" or the "Company") against Asarco and the directors of Asarco, for breaching their fiduciary duties to Asarco's shareholders. These defendants are causing the Company to summarily reject an offer to Asarco shareholders (the "Offer") by Phelps Dodge Corporation ("Phelps Dodge") to purchase both Asarco and its previously announced planned merger partner Cyprus Amax Minerals Co. ("Cyprus Amax") in a three way merger for approximately $2.66 billion in Phelps Dodge common stock, despite the fact that the Offer presents a substantial, approximately 30% premium over the trading price of Asarco's (as well as Cyprus Amax's) public shares as of August 19, 1999, the date the Boards of Asarco and Cyprus Amax both rejected Phelps Dodge's initial offer; and the Offer represents a potential economic opportunity to Asarco's shareholders to realize the full value of their investment in Asarco. Defendants' summary rejection of the Offer has no reasonable corporate purpose whatsoever and forecloses an opportunity for shareholders to realize the full value of their Asarco shares that would otherwise not be available to them. Plaintiff seeks, inter alia, an order
                                                      ----- ----
enjoining defendants from summarily rejecting the Offer without giving it fair consideration, becoming fully informed as to the fairness of the Offer, and taking all steps

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necessary to maximize shareholder value. Plaintiff further seeks an Order compelling defendants to fully and fairly inform Asarco shareholders concerning the Offer.

                                  THE PARTIES
                                  -----------

     2. Plaintiff resides at 3601 Underwood Drive, Chevy Chase, Maryland. Plaintiff owns shares of common stock of defendant Asarco and has been the owner continuously of such shares since prior to the wrongs complained of herein.

     3. Defendant Asarco is a corporation organized and existing under the laws of the State of New Jersey, with its principal place of business located at 180 Maiden Lane, New York, New York 10038. Asarco produces nonferrous metals, principally copper, as well as lead, zinc and silver. The Company also produces specialty chemicals and aggregates. Asarco's copper business includes integrated mining, smelting, and refining operations in North America and Peru. Asarco's competitors in the copper business include Cyprus Amax, and Phoenix, Arizona-based Phelps Dodge, the nation's largest copper producer.

     4. Cyprus Amax, a Delaware corporation, with principal executive offices located in Englewood, Colorado, is a producer of copper, coal and molybdenum, and explores for minerals worldwide. Cyprus Amax also holders a 31% interest in Kinross Gold Corporation, a Canadian company that acquires, develops and operates precious and base metal properties, emphasizing gold and copper mining.

     5. Defendant Francis R. McAllister ("F. McAllister") is the Chairman of the Board of Directors, Chief Executive Officer, and a director of Asarco.

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     6.   Defendant Kevin R. Morano ("Morano") is President, Chief Operating
Officer, and a director of Asarco.

     7. Defendant Richard de J. Osborne ("Osborne") retired recently - on April 28, 1999 - as Chairman and Chief Executive Officer of Asarco, and is currently a director of the Company.

     8. Defendant Douglas E. McAllister ("D. McAllister") is Vice President, Government Affairs, and a director of Asarco.

     9. Defendants Michael T. Nelligan ("Nelligan"), Manuel T. Pacheco ("Pacheco"), James Wood ("Wood"), Vincent A. Calarco ("Calarco"), John D. Ong ("Ong"), James C. Cotting ("Cotting"), David C. Garfield ("Garfield"), E. Gordon Gee ("Gee"), and James W. Kinnear ("Kinnear"), are all directors of Asarco.

     10. The above-named individual defendants (collectively, the "Individual Defen dants"), as officers and/or directors of Asarco and/or as significant shareholders of Asarco, owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

     11. Each of the Individual Defendants receives annual compensation from Asarco and has a personal and financial interest in thwarting any threat to the continued incumbency and control of Asarco's current management, in derogation of their fiduciary duties.

     12. Defendants' conduct, as more fully described herein, has been orchestrated to protect the positions and corresponding perquisites and other benefits received by the

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Individual Defendants as officers and/or directors of Asarco, and the agreements pertaining to same reached between Asarco and Cyprus Amax. Defendant are breaching their fiduciary duties to plaintiff and the members of the Class (as defined below) by summarily rejecting the Offer without adequate investigation, market check, or any other procedures to determine whether the Offer presents an opportunity to maximize the value of Asarco shares, thus wrongfully depriving plaintiff and the members of the Class of the full value of their shares. Moreover, because Asarco has already been "put in play" by virtue of its previously an nounced intended merger with Cyprus Amax, defendants are obligated to obtain maximum possible value for Asarco's public shareholders, which duty they are breaching by virtue of the conduct described herein.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     13. Plaintiff brings this action pursuant to Rule 4:32 of the New Jersey Court Rules, on behalf of himself and all other stockholders of Asarco as of August 24, 1999 (the "Class"). Excluded from the Class are defendants herein, members of their immediate families, and any subsidiary, firm, trust, corporation, or other entity related to or affiliated with any of the defendants and their successors in interest, who are or will be threatened with injury arising from defendants' actions.

     14. This action is properly maintainable as a class action for the following reasons:

          (a) The Class is so numerous that joinder of all members is impracticable. While the exact number of class members is unknown to plaintiff at this time and can be

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ascertained only through appropriate discovery, there are more than 39 million shares of Asarco common stock outstanding held by thousands of shareholders of record. The holders of these are believed to be geographically dispersed throughout the United States. Asarco's stock is listed and actively traded on the New York Stock Exchange.

          (b) There are questions of law and fact that are common to members of the Class and thus predominate over questions affecting only individual members. The common questions include, inter alia, the following:
                              ----- ----
               (i) whether defendants have engaged in conduct constituting unfair dealing to the detriment of the Class;

               (ii) whether defendants' summary rejection of the Offer is grossly unfair to the Class;

               (iii) whether defendants are engaging in a plan or scheme to thwart and/or summarily reject offers that may maximize the value of shareholders' investment in Asarco, to the detriment of the Class;

               (iv) whether defendants are engaging in a plan or scheme to entrench and/or enrich themselves (whether such plan or scheme is de vised solely among themselves or pursuant to agreement with Cyprus Amax) at the expense of the public stockholders of

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                     Asarco and/or unfairly to obtain for themselves the
                     benefits and business of the Company;

               (v) whether plaintiff and the other members of the Class would be irreparably damaged if defendants' summary rejection of the Offer is not enjoined;

               (vi) whether defendants have breached fiduciary and other common law duties owed by them to the Class; and

               (vii) whether defendants have failed to take appropriate measures to ensure the realization of the maximum value of the Asarco stock held by the Class.

          (c) The claims of plaintiff are typical of the other members of the Class and plaintiff has no interest that is adverse or antagonistic to the interest of the Class.

          (d) Plaintiff is committed to prosecuting this action and has retained counsel competent and experienced in litigation of this nature. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interest of the Class.

          (e) Plaintiff anticipates that there will be no difficulty in the management of this litigation.

          (f) A class action is superior to other available methods for adjudication of this controversy.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

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A.   Announcement of the Asarco-Cyprus Amax Merger
     ---------------------------------------------

     15. On July 15, 1999, Asarco and Cyprus Amax announced that they had agreed to merge in a stock-for-stock transaction in which Cyprus Amax holders will receive 0.765 of a share in the combined entity for each of their shares, and will own 63.5% of the new company. Asarco shareholders will receive one share of the new entity for each Asarco share they currently own. The transaction provided for essentially no premium for either company under then-current market prices of their respective stocks.

B.   The Offer by Phelps Dodge
     -------------------------

     16. On August 20, 1999, Asarco and Cyprus Amax issued a joint press release in which they disclosed that "the Boards of both companies had received an unsolicited proposal from Phelps Dodge Corporation to negotiate an agreement for Phelps Dodge to acquire both companies for stock. Phelps Dodge proposed an exchange of .3756 of a Phelps Dodge share of each Asarco share and .2874 of a
Phelps Dodge share for each Cyprus share. . . ."  This offer valued Asarco and
Cyprus Amax at a total of approximately $2.39 billion, at the current stock prices of each of the three companies. The press release further stated that on August 19, 1999, the Boards of both Asarco and Cyprus Amax had met separately to consider this proposal and has determined to reject it, and instead to proceed with the two-party merger between Asarco and Cyprus Amax, citing simply "the best interests of Asarco and Cyprus Amax stockholders," without any further elaboration.

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     17.  On August 20, 1999, following the announcement of the rejection of its initial offer, Phelps Dodge raised its bid for both companies. In a letter to the Boards of both Asarco and Cyprus Amax, made public by its inclusion in a
Schedule 14A proxy filing with the United States Securities and Exchange Commission ("SEC"), Phelps Dodge outlined its latest proposal as follows:

               We propose a business combination of Phelps Dodge and Asarco pursuant to which all of the outstanding common stock of Asarco would be exchanged for Phelps Dodge common stock at an exchange ratio of 0.4098 Phelps Dodge common shares for each Asarco common share. We are also independently propos ing to Cyprus Amax a business combination of Phelps Dodge and Cyprus Amax pursuant to which all of the outstanding common stock at an exchange ratio of 0.3135 Phelps Dodge common shares for each Cyprus Amax common share.

     18. As the August 20 Phelps Dodge letter pointed out, based on the current trading prices of all three companies' stocks (which would have presumably already factored any anticipated beneficial effects of a purely two-way merger between Asarco and Cyprus Amax), this revised Offer represented a premium of approximately $24.05 per share, or $960 million), and a premium of approximately 29% for Cyprus Amax (valuing Cyprus Amax at $18.40 per share, or $1.7 billion).

     19. As the August 20 Phelps Dodge letter also pointed out, "Following the combination, we plan to continue the current $2.00 per share Phelps Dodge common dividend. This would result in a substantial dividend increase for Asarco shareholders to 4.1 times the dividend contemplated in your proposed merger with Cyprus Amax."

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     20.  In spite of this lucrative revised Offer to Asarco's shareholders by
Phelps Dodge, Asarco and Cyprus Amax again rejected said Offer outright. Thus, in response to this rejection, Phelps Dodge stated in the above-cited letter to
Asarco:

               We are disappointed in your response to our proposed three-way combination of Asarco, Cyprus Amax and Phelps Dodge. As you know, we have on three recent occasions re quested the opportunity to discuss our proposal, which we be lieve would be far superior to your shareholders than your pro posed combination with Cyprus Amax. We are particularly disappointed that instead of accept ing our previous requests to meet to discuss our proposal to acquire Asarco for a substantial premium, you chose today to announce unilaterally our interest in acquiring Asarco and Cy prus Amax and to reject our proposal in favor of your no-pre mium merger proposal with Cyprus Amax. This appears consis tent with the manner in which you have chosen to treat you own shareholders by announcing just today, at the same time you first disclosed the terms of your July 15 merger agreement, that the record date for your shareholders vote on the no-premium merger with Cyprus Amax would be August 25. Since trades after today will settle after August 25, this effectively precluded any significant trading in the market on an informed basis before the determination of shareholders eligible to vote at your meeting. In light of your unilateral announcement, we have no other choice than to publicly announce our proposal to enter into a business combination with Asarco and Cyprus Amax, so that shareholders of all three companies are fully informed.

     21.  It has since been disclosed in The Wall Street Journal and over the
                                         -----------------------
Dow Jones News Service on August 24, 1999, that the Asarco-Cyprus Amax merger
----------------------
agreement prohibits either company from negotiating with third parties. According to the agreement, neither

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company can "withdraw or modify, or propose publicly to withdraw or modify ...
the approval or recommendation by the board" of the merger agreement.

     22. The Offer presents plaintiff and the Class an outstanding opportunity to maximize the value of their Asarco shares for the following reasons:

          (a) The Offer, even as it now stands without any meaningful consideration and due diligence by Asarco or negotiations between Phelps Dodge and Asarco, would permit plaintiff and the Class to materially increase the value of their investment in the Company.

          (b) The Offer represents a 30% premium over Asarco's trading price at the close of business on August 19, 1999, before Phelps Dodge's interest in acquiring Asarco and Cyprus Amax became public, and a price that presumably already reflected any anticipated benefits of an Asarco-Cyprus Amax merger.

          (c) Over the past several years Phelps Dodge's stock price has significantly outperformed the stock prices of Asarco and Cyprus Amax. As a result of Phelps Dodge's higher dividend, the level of outperformance is even greater when viewed on the basis of the total return to shareholders assuming reinvestment of dividends. Over the past 10 years Phelps Dodge's total return has been 161%, as compared to negative 20% for Asarco, and negative 26% for Cyprus Amax. Similarly, over the past 15 years, Phelps Dodge's total return has been 1.024%, as compared to 255% for Asarco, and 102% for Cyprus Amax.

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          (d) As stated in Phelps Dodge's August 20, 1999 letter, the proposed three-way merger would generate estimated annual cost savings of an additional $75 million over and beyond the $125 million in estimated cost savings from an Asarco-Cyprus Amax merger.

          (e) A merger with Phelps Dodge, the nation's largest copper producer, would have several significant benefits over the Asarco-Cyprus Amax merger, due in part to Phelps Dodge's size, management team, and resource-rich portfolio of global copper assets, including:

               (i) the significantly stronger ability of the combined company, relative to the Asarco-Cyprus Amax combination, to integrate southwestern U.S. mining operations, administrative functions in the U.S., Chile and Peru, and worldwide exploration and devel opment activities;

               (ii) the financial strength of the combined company and ability to create a world-class portfolio of non-competitive mining assets;

               (iii) a strong and deep management team, at both the operating and corporate levels, with strong credibility in the marketplace;

               (iv) the ability to eliminate substantial overhead, exploration, pur chasing and other expense through the three-way consolidation;

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               (v)    the tremendous operating leverage of the combined company, together with enough diversity in other business to mitigate cyclical downturns;

               (vi) the immediate and substantial accretion to the cash flow of the combined company resulting from the transaction;

               (vii) the significant accretion to earnings per share of the combined entity beginning in the second year after closing, based on the current portfolio of the combined companies and analyst's esti mates of copper prices of $0.80 to $0.85 per pound in 2001;

               (viii) the total current annual copper production of the combined company of 3.8 billion pounds and attributable copper reserves of 80 billion pounds;

               (ix) the increased ability of the combined company to compete for world-class projects.

          (f) The market showed great enthusiasm for the disclosure on August 20, 1999 of Phelps Dodge's proposal. The market price of common shares of Asarco immediately rose $4.00 per share, from $18-7/16 at the close of trading on August 19, 1999 to $22-7/16 at the close of trading on August 20, 1999, and a high of $22 1/2 on the following Monday, August 23, 1999.

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          (g) The Offer represents a possible opportunity to maximize shareholder value even in excess of the $2.66 billion offered for both Asarco and Cyprus Amax through negotiation of the Offer and putting either Asarco alone or Asarco together with Cyprus Amax up for auction.

                     CAUSE OF ACTION AGAINST ALL DEFENDANTS
                     --------------------------------------

     23. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class by rejecting out-of-hand without fully evaluating or becoming fully informed with regard to the Offer and without taking any steps to maximize shareholder value for plaintiff and the members of the Class, and by entering into an agreement with Cyprus Amax to prohibit either party from negotiating with third parties.

     24. Because Asarco has already been "put in play" by virtue of its previously announced intended merger with Cyprus Amax, the Individual Defendants are obligated to obtain the maximum possible value of Asarco public shareholders, which duty they are breaching by virtue of their refusal to consider the substantial superior Offer - providing a 30% premium to Asarco's shareholders - proposed by Phelps Dodge.

     25. By virtue of the acts and conduct herein, the Individual Defendants are not acting in good faith and have breached their fiduciary and other common law duties that they owe to plaintiff and the other members of the Class, have engaged in unfair dealing for their own benefit and the detriment of the Class, and have pursued a course of conduct designed to entrench themselves in their positions of control within the Company.

     26. The Individual Defendants have violated their fiduciary duties owed to plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class in order to benefit themselves and solidify their positions of control and enjoyment of the perquisites of office, and/or to preserve the agreements regarding same already reached between them and Cyprus Amax.

     27. As a result of the foregoing, defendant's summary rejection of the Offer is a breach of defendants' fiduciary duties and should be enjoined.

     28.  Plaintiff lacks an adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

          (a) declaring this action to be a proper class action and certifying plaintiff as the representative of the Class;

          (b) declaring defendants' rejection of the Offer to be a breach of defendant's fiduciary duties of loyalty, due care, good faith, fair dealing, and candor to plaintiff and the Class;

          (c) ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by:

               (i) Requiring defendants to consider the Offer in good faith, to take all possible measures to maximize the value of Asarco stock by, for example, engaging in a course of due diligence and negotiat

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                    ing with Phelps Dodge, or otherwise maximizing the value of the Company to plaintiff and the Class; and

               (ii) requiring defendants to make full and fair disclosure of the
                    Offer, the negotiations between Asareo and Phelps Dodge, and all other matters concerning a possible acquisition or merger of Asarco that a reasonable investor would consider important;

          (d) ordering defendants, jointly and severally, to pay to plaintiff and other members of the Class all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

          (e) awarding plaintiff the costs and disbursements of this action, including a reasonable allotment for plaintiff's attorneys' and expert's fees; and

          (f) granting such other and further relief as the Court may deem just and equitable.

                         LITE DePALMA GREENBERG & RIVAS, LLC

                         By: _________________________________
                              Bruce D. Greenberg
                              Allyn Z. Lite
                              Two Gateway Center, 12/th/ Floor
                              Newark, New Jersey  07102-5003
                              (73) 623-3000
                              Attorneys for Plaintiff

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